Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

ANNOUNCEMENT ON UNUSUAL PRICE MOVEMENTS

This announcement is made by Huazhu Group Limited (the “Company”) on a voluntary basis.

The board of directors of the Company (the “Board”) has noted the recent decrease in the price of (a) the ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited and (b) the American Depositary Shares, each representing 10 ordinary shares of the Company, listed on the NASDAQ Global Select Market. Having made such enquiry with respect to the Company as is reasonable in the circumstances, the Board confirms that it is not aware of any reasons for these price movements or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

This announcement is made by the order of the Board. The Board collectively and individually accepts responsibility for the accuracy of this announcement.

Shareholders of the Company and public investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board

Huazhu Group Limited

JI Qi

Executive Chairman

Hong Kong, July 27, 2021

As at the date of this announcement, the Board of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.